3/13

06011653

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advanced Info Service Public Co Ltd

*CURRENT ADDRESS

PROCESSED

MAR 14 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3236 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/14/06

82-3236

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

AR/S
12-31-05

CONSOLIDATED AND
COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2005 and 2004, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2005 and 2004, and the consolidated and company results of operations, and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
27 February 2006

Advanced Info Service Public Company Limited

Balance Sheets

As at 31 December 2005 and 2004

	Notes	Consolidated 2005 Baht	Consolidated 2004 Baht	Company 2005 Baht	Company 2004 Baht
ASSETS					
Current Assets					
Cash and cash equivalents	5	11,456,372,999	9,449,330,472	1,824,526,104	1,535,118,279
Short-term investments	6	298,840,229	186,207,614	-	-
Trade accounts receivable, net	7	4,526,263,753	5,761,004,121	5,450,855,918	6,041,576,537
Amounts due from and loan to related parties	30	3,017,020	444,852	40,076,246	25,606,911
Inventories, net	8	1,156,344,711	1,037,198,548	-	-
Spare part inventories for mobile phone network maintenance, net		190,796,193	244,997,771	186,223,733	221,788,232
Advances to suppliers		-	56,964,919	-	56,964,919
Other current assets	9	2,714,948,628	2,381,737,275	1,231,657,060	2,265,312,827
Total Current Assets		20,346,583,533	19,117,885,572	8,733,339,061	10,146,367,705
Non-Current Assets					
Investments in subsidiaries, net	10	-	-	30,148,159,226	27,938,773,776
Property, plant and equipment, net	11	8,259,476,007	10,161,944,340	7,917,281,797	9,904,614,430
Assets under concession agreements, net	12	75,842,690,139	75,657,773,100	68,028,652,961	66,359,237,195
Intangible assets					
Computer software, net	13	1,440,356,512	1,456,114,767	1,351,641,686	1,456,114,767
Concession rights, net	14	3,505,927,447	3,960,750,487	-	-
Goodwill, net	14	9,003,946,669	10,170,850,669	-	-
Other assets, net	15	614,907,761	642,281,076	516,565,973	523,692,994
Total Non-Current Assets		98,667,304,535	102,049,714,439	107,962,301,643	106,182,433,162
Total Assets		119,013,888,068	121,167,600,011	116,695,640,704	116,328,800,867

The accompanying notes on pages 9 to 46 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

Balance Sheets

As at 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Trade accounts payable	16	4,520,100,077	4,790,178,640	4,482,010,251	4,318,775,123
Amounts due to and loans from related parties	30	365,129,112	419,120,707	8,479,779,899	3,001,486,289
Current portion of long-term borrowings	17	10,093,849	97,474,859	9,756,392	97,146,774
Current portion of long-term debentures, net	17	14,230,844,696	3,975,850,489	14,230,844,696	3,975,850,489
Concession right payable, accrued concession fee and excise tax	19	7,354,234,469	7,017,455,653	2,295,986,824	2,121,308,573
Forward contract payable, net	3	16,360,000	-	16,360,000	-
Other current liabilities	18	10,145,258,815	11,213,210,833	5,788,538,365	10,036,956,268
Total Current Liabilities		36,642,021,018	27,513,291,181	35,303,276,427	23,551,523,516
Non-Current Liabilities					
Long-term borrowings	17	18,524,327	26,004,224	17,052,917	25,222,525
Long-term debentures, net	17	11,191,281,527	25,422,126,223	11,191,281,527	25,422,126,223
Deposits from customers		13,071,745	13,050,628	-	-
Unearned income		67,868,800	105,960,000	-	-
Total Non-Current Liabilities		11,290,746,399	25,567,141,075	11,208,334,444	25,447,348,748
Total Liabilities		47,932,767,417	53,080,432,256	46,511,610,871	48,998,872,264
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and fully paid-up share capital	22	2,950,639,869	2,945,188,074	2,950,639,869	2,945,188,074
Premium on share capital	22	20,729,933,193	20,470,525,112	20,729,933,193	20,470,525,112
Treasury stock	24	(83,129,756)	(83,129,756)	(83,129,756)	(83,129,756)
Advanced receipts for share subscription	22, 31	25,257,338	11,051,130	25,257,338	11,051,130
Retained earnings					
Appropriated - Legal reserve	23	500,000,000	500,000,000	500,000,000	500,000,000
Appropriated - Capital reserve for treasury stock		83,129,756	-	83,129,756	-
Unappropriated		45,817,012,770	43,483,253,575	45,817,012,770	43,483,253,575
Total Parent's Shareholders' Equity		70,022,843,170	67,326,888,135	70,022,843,170	67,326,888,135
Fair value reserve of available-for-sale securities		25,242,500	14,267,500	-	-
Unrealised gain from dilution of investment		161,186,663	3,040,468	161,186,663	3,040,468
Minority interests		871,848,318	742,971,652	-	-
Total Shareholders' Equity, net		71,081,120,651	68,087,167,755	70,184,029,833	67,329,928,603
Total Liabilities and Shareholders' Equity		119,013,888,068	121,167,600,011	116,695,640,704	116,328,800,867

The accompanying notes on pages 9 to 46 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

Statements of Income

For the years ended 31 December 2005 and 2004

	Notes	Consolidated 2005 Baht	Consolidated 2004 Baht	Company 2005 Baht	Company 2004 Baht
Revenues					
Revenues from services and equipment rentals		80,533,632,640	84,394,938,955	74,882,896,572	77,708,921,937
Sales		11,983,015,859	12,042,545,825	-	-
Total revenues		92,516,648,499	96,437,484,780	74,882,896,572	77,708,921,937
Cost					
Cost of services and equipment rentals		24,205,074,557	22,414,627,596	25,300,070,691	22,116,190,361
Concession fee and excise tax		19,215,167,473	19,969,988,012	17,602,350,899	18,497,061,820
Cost of sales		10,778,253,832	10,610,682,379	-	-
Total cost		54,198,495,862	52,995,297,987	42,902,421,590	40,613,252,181
Gross profit		38,318,152,637	43,442,186,793	31,980,474,982	37,095,669,756
Selling and administrative expenses		10,067,021,985	11,027,209,368	9,088,802,094	9,523,073,342
Profit from sales, services and equipment rentals	25	28,251,130,652	32,414,977,425	22,891,672,888	27,572,596,414
Other operating income	26	582,915,342	565,909,672	623,780,532	509,236,531
Net gain on exchange rate		39,463,872	77,873,087	36,761,028	51,461,490
Directors' remuneration	30	(5,986,133)	(4,800,000)	(5,686,133)	(4,800,000)
Operating results		28,867,523,733	33,053,960,184	23,546,528,315	28,128,494,435
Share of net profit of investments - equity method		-	-	3,423,180,509	2,721,061,462
Profit before interest and tax		28,867,523,733	33,053,960,184	26,969,708,824	30,849,555,897
Interest expense		(1,528,663,428)	(2,128,642,592)	(1,537,607,942)	(1,855,188,800)
Income tax		(8,434,947,160)	(10,601,478,122)	(6,523,594,129)	(8,736,318,496)
Profit before minorities		18,903,913,145	20,323,839,470	18,908,506,753	20,258,048,601
(Loss) Profit attributable to minorities, net		(4,593,608)	65,790,869	-	-
Net profit for the year		18,908,506,753	20,258,048,601	18,908,506,753	20,258,048,601
Basic earnings per share	27				
Net profit for the year		6.42	6.89	6.42	6.89
Diluted earnings per share	27				
Net profit for the year		6.42	6.88	6.42	6.88

The accompanying notes on pages 9 to 46 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2005 and 2004

	Consolidated (Baht)										
	Issued and paid up share capital (Note 22)	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Fair value reserve	Unrealised gain from dilution of investment	Minority interests	Total
Opening balance 2005	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	500,000,000	-	43,483,253,575	14,267,500	3,040,468	742,971,652	68,087,167,755
Net profit for the year	-	-	-	-	-	-	18,908,506,753	-	-	-	18,908,506,753
Dividend paid (Note 28)	-	-	-	-	-	-	(16,491,617,802)	-	-	(23,383,591)	(16,515,001,393)
Additional shares in subsidiaries from minorities	-	-	-	-	-	-	-	-	-	315,000,060	315,000,060
Transfer of advanced receipts to additional shares (Note 22)	252,747	10,798,383	-	(11,051,130)	-	-	-	-	-	-	-
Additional shares (Note 22)	5,199,048	248,609,698	-	-	-	-	-	-	-	-	253,808,746
Advanced receipt for share subscription (Note 22, 31)	-	-	-	25,257,338	-	-	-	-	-	-	25,257,338
Fair value reserve of available-for-sale securities	-	-	-	-	-	-	-	10,975,000	-	-	10,975,000
Unrealised gain from dilution of investment	-	-	-	-	-	-	-	-	158,146,195	(158,146,195)	-
Capital reserve for treasury stock	-	-	-	-	-	83,129,756	(83,129,756)	-	-	-	-
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(4,593,608)	(4,593,608)
Closing balance 31 December 2005	2,950,639,869	20,729,933,193	(83,129,756)	25,257,338	500,000,000	83,129,756	45,817,012,770	25,242,500	161,186,663	871,848,318	71,081,120,651
Opening balance 2004	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	500,000,000	-	35,720,062,307	-	-	355,945,246	59,626,203,680
Net profit for the year	-	-	-	-	-	-	20,258,048,601	-	-	-	20,258,048,601
Dividend paid	-	-	-	-	-	-	(12,494,857,333)	-	-	(29)	(12,494,857,362)
Acquisition of investment in a subsidiary	-	-	-	-	-	-	-	-	-	1,725,614	1,725,614
Additional shares in a subsidiary from minorities	-	-	-	-	-	-	-	-	-	322,550,420	322,550,420
Transfer of advanced receipts to additional shares	534,763	24,991,069	-	(25,525,832)	-	-	-	-	-	-	-
Additional shares	6,128,421	276,258,882	-	-	-	-	-	-	-	-	282,387,303
Advanced receipt for share subscription	-	-	-	11,051,130	-	-	-	-	-	-	11,051,130
Fair value reserve of available-for-sale securities	-	-	-	-	-	-	-	14,267,500	-	-	14,267,500
Unrealised gain from dilution of investment	-	-	-	-	-	-	-	-	3,040,468	(3,040,468)	-
Profit attributable to minorities	-	-	-	-	-	-	-	-	-	65,790,869	65,790,869
Closing balance 31 December 2004	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	500,000,000	-	43,483,253,575	14,267,500	3,040,468	742,971,652	68,087,167,755

The accompanying notes on pages 9 to 46 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (continued)

For the years ended 31 December 2005 and 2004

	Company (Baht)								
	Issued and paid up share capital (Note 22)	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Total
Opening balance 2005	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	3,040,468	500,000,000	-	43,483,253,575	67,329,928,603
Net profit for the year	-	-	-	-	-	-	-	18,908,506,753	18,908,506,753
Dividend paid (Note 28)	-	-	-	-	-	-	-	(16,491,617,802)	(16,491,617,802)
Transfer of advanced receipts to additional shares (Note 22)	252,747	10,798,383	-	(11,051,130)	-	-	-	-	-
Additional shares (Note 22)	5,199,048	248,609,698	-	-	-	-	-	-	253,808,746
Advanced receipt for share subscription (Note 22, 31)	-	-	-	25,257,338	-	-	-	-	25,257,338
Unrealised gain from dilution of investment	-	-	-	-	158,146,195	-	-	-	158,146,195
Capital reserve for treasury stock	-	-	-	-	-	-	83,129,756	(83,129,756)	-
Closing balance 2005	2,950,639,869	20,729,933,193	(83,129,756)	25,257,338	161,186,663	500,000,000	83,129,756	45,817,012,770	70,184,029,833
Opening balance 2004	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	500,000,000	-	35,720,062,307	59,270,258,434
Net profit for the year	-	-	-	-	-	-	-	20,258,048,601	20,258,048,601
Dividend paid	-	-	-	-	-	-	-	(12,494,857,333)	(12,494,857,333)
Transfer of advanced receipts to additional shares	534,763	24,991,069	-	(25,525,832)	-	-	-	-	-
Additional shares	6,128,421	276,258,882	-	-	-	-	-	-	282,387,303
Advanced receipt for share subscription	-	-	-	11,051,130	-	-	-	-	11,051,130
Unrealised gain from dilution of investment	-	-	-	-	3,040,468	-	-	-	3,040,468
Closing balance 2004	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	3,040,468	500,000,000	-	43,483,253,575	67,329,928,603

The accompanying notes on pages 9 to 46 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	29	33,590,815,388	38,932,081,706	29,178,418,693	32,732,899,019
Cash flows from investing activities:					
Net changes in short-term investments		(101,657,614)	982,811	-	-
Net changes in advances to suppliers		56,964,919	352,609,754	56,964,919	351,964,815
Proceeds from disposals of property and equipment		11,409,862	17,291,310	84,287,624	5,357,050
Acquisition of subsidiaries, net of cash acquired	10	-	(472,385)	(213,000,000)	(2,413,469)
Cash invested in long-term investments in a subsidiary	10	-	-	(249,999,940)	(177,449,580)
Purchases of property, plant, equipment and computer software		(3,399,908,279)	(4,406,145,887)	(3,218,032,812)	(4,336,127,385)
Purchases of assets under concession agreements		(12,830,441,666)	(9,071,156,905)	(12,373,941,543)	(8,375,424,166)
Dividend received from subsidiaries		-	-	1,834,941,194	117,599,971
Net cash payments for investing activities		(16,263,632,778)	(13,106,891,302)	(14,078,780,558)	(12,416,492,764)
Cash flows from financing activities:					
Proceeds from short-term loans from financial institution		1,500,000,000	-	1,500,000,000	-
Repayments of short-term loans from financial institutions		(1,500,000,000)	(60,000,000)	(1,500,000,000)	-
Proceeds from short-term loans from a subsidiary		-	-	9,500,000,000	2,500,000,000
Repayments of short-term loans from a subsidiary		-	-	(4,000,000,000)	(500,000,000)
Repayments of long-term borrowings		-	(4,927,448,750)	-	(1,920,000,000)
Repayments of long-term debentures	17	(4,000,000,000)	(8,000,000,000)	(4,000,000,000)	(8,000,000,000)
Repayment of finance lease principal	17	(102,624,473)	(142,005,330)	(102,208,588)	(134,899,606)
Net proceeds from capital increase	22	5,199,048	6,128,421	5,199,048	6,128,421
Net proceeds from share premium	22	248,609,698	276,258,882	248,609,698	276,258,882
Advanced receipts for share subscription	31	25,257,338	11,051,130	25,257,338	11,051,130
Cash receipts from additional share in subsidiaries from minorities	10	315,000,060	322,550,420	-	-
Payments of dividend	28	(16,491,617,802)	(12,494,857,333)	(16,491,617,802)	(12,494,857,333)
Payments of dividend to minorities		(23,383,591)	(29)	-	-
Net cash payments from financing activities		(20,023,559,722)	(25,008,322,589)	(14,814,760,306)	(20,256,318,506)
Net (decrease) increase in cash and cash equivalents		(2,696,377,112)	816,867,815	284,877,829	60,087,749
Cash and cash equivalents at the beginning of the year		9,449,330,472	8,636,841,298	1,535,118,279	1,479,409,171
Effects of exchange rate changes		4,529,996	(4,378,641)	4,529,996	(4,378,641)
Cash and cash equivalents at the end of the year		6,757,483,356	9,449,330,472	1,824,526,104	1,535,118,279

The accompanying notes on pages 9 to 46 are an integral part of these consolidated and company financial statements.

Supplementary information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2005 and 2004 comprise:

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	10,134.60	6,187.96	1,452.62	1,030.40
Short-term investments with maturities of three months or less	1,321.77	3,261.37	371.91	504.72
	11,456.37	9,449.33	1,824.53	1,535.12
Less restricted bank deposits	(4,698.89)	-	-	-
Total cash and cash equivalents	6,757.48	9,449.33	1,824.53	1,535.12

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the years ended 31 December 2005 and 2004 comprise:

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	1,425.33	1,931.61	1,474.79	1,880.83
Income tax paid	9,858.92	8,880.15	7,504.72	7,804.30
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	2,354.17	2,084.62	2,164.14	2,015.57

The accompanying notes on pages 9 to 46 are an integral part of these consolidated and company financial statements.

1 General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public limited incorporated and resident in Thailand. The Company is listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries are referred to as the 'Group'. The address of the Company's registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principal business operations of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD

6) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalized software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

These consolidated and company financial statements have been approved for issue by the board of directors on 27 February 2006.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, 'Provisions, Contingent Liabilities, Contingent Assets' and TAS 54, 'Discontinuing Operations' in the second quarter of 2005. The adoption of three new standards did not have material impact on the Consolidated and Company financial statements presented.

The consolidated and company financial statements have been prepared under the historical cost convention except as modified by the accounting policies below.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements have been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 Group Accounting - Investments in subsidiaries

Subsidiaries, which are those entities in which the Group has power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.12 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries and the effects acquisitions and disposals of subsidiaries are shown in Note 10.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2.3 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

2 Accounting policies (continued)

2.4 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less and exclude restricted bank deposits.

2.5 Investments

Investments other than investments in subsidiaries, associates and interests in joint ventures are classified into the following four categories: trading, held-to-maturity, available-for-sale and general investments. The classification is dependent on the purpose for which the investments were acquired. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as three months. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has expressed the intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Investments in non-marketable equity securities are classified as general investments.

Purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investments. Cost of investment includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gain and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. The fair value of investments are based on quoted bid price by reference to the Stock Exchange of Thailand. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

Trading investments are traded in active markets and valued at market value at the close of business on the balance sheet date by reference to the Stock Exchange of Thailand quoted bid price. In the statement of income, the unrealised gains and losses of trading investments are recognised in the other income. In the statement of cash flows, trading investments are presented within the section on operating activities as part of changes in working capital (Note 29).

General investments are carried at cost less impairment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.6 Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified.

38

2 Accounting policies (continued)

2.7 Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Mobile phones, refill cards for 1-2-Call and sim cards	- Moving weighted average method
Spare parts (mobile phones and network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving or defective inventories.

2.8 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis to write off the cost of each asset, except for land which is considered to have an indefinite life, to its residual value over its estimated useful life as follows:

	Years
Buildings and buliding improvements	5, 20
Leasehold building improvements	5, 10
Tools and equipment	3, 5
Furniture, fixtures and office equipment	2-5
Communication equipment for rental	3
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles (including vehicles under finance leases)	5

Computer software which is an integral part of related computer hardware is included in tools and equipment.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Gains and losses on disposals are determined by comparing proceeds carrying amount and are included in operating profit.

2.9 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2 Accounting policies (continued)

2.10 Leases - where the Group is the lessee

Leases of property, plant or equipment which substantially transfer all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant or equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.11 Assets under concession agreements

Assets under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to the concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system . The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period.

2.12 Intangible assets

Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure which enhances or extends the performance computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs are recognised as assets are amortised using the straight-line method over their useful lives, not exceeding a period of 5 and 10 years.

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

2 Accounting policies (continued)

2.12 Intangible assets (continued)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as an intangible asset. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

Goodwill arising on acquisitions of the Group is amortised over a period of 15 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2.13 Other assets

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations and expenditures relating to the improvement project of mobile phone service network. The following amortisation methods are used:

- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of 10 years not exceeding the remaining concession period.

2.14 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.15 Share Capital

Ordinary shares are classified as equity.

Incremental external costs directly attributable to the issue of new shares, other than in connection with business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2 Accounting policies (continued)

2.16 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2.17 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.18 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and the relevant Group companies. Contributions to the provident fund are charged to the statement of income in the year to which they relate.

2.19 Income tax

The Group calculates income tax according to the Revenue Code and records income tax on the accrual basis. The group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.20 Dividends

Dividends are recorded in the Group's and Company's financial statements in the period in which they are approved by the shareholders.

2.21 Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments.

Segment information is presented by business of the Group's operations.

3 Financial risk management

3.1 Fianacial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as forward foreign exchange contracts to hedge certain exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

3 Financial risk management (continued)

3.1 Fianacial risk factors (continued)

3.1.1 Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect US dollar. Entities in the Group use forward contracts, transacted with Group Treasury, to hedge their exposure to foreign currency risk in connection with measurement currency. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings and external forward currency contracts.

3.1.2 Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

3.2 Accounting for derivative financial instruments and hedging activities

The Group is party to derivative financial instruments, which mainly comprise foreign currency forward contracts and interest rate swap agreements. Such instruments are not recognised in the financial statements on inception.

Foreign currency forward contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset will be realised or a foreign currency liability settled. Any increase or decrease in the amount required to realise the asset or settle the liability is offset by a corresponding movement in the value of the forward exchange contracts. The gains and losses on the derivative instruments and the underlying financial asset or liability are therefore offset for financial reporting purposes and are not recognised in the financial statements. The fee incurred in establishing each agreement is amortised over the contract period, if any.

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Forward contracts receivable, net	395.39	-	395.39	-
Forward contracts payable, net	(411.75)	-	(411.75)	-
Total forward contracts payable, net	(16.36)	-	(16.36)	-

The carrying amounts and fair values of forward contracts for the years ended 31 December 2005 and 2004 are as follows:

	Consolidated		Company	
	2005		2005	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Forward contracts	395.39	411.01	395.39	411.01

38

4 Segment information

The business operations of the Group, as reflected in the consolidated financial statements, are classified into three major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, call center service, electronic cash card and payment service via mobile phone
2) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent
3) the operations of data network and internet provider

Financial information by business segment for the years ended 31 December 2005 and 2004 are shown as follows:

	Consolidated			
	2005			
	Mobile phone and call center services Million Baht	Mobile phone sales Million Baht	Datanet service Million Baht	Group Million Baht
Revenue from services and equipment rentals	79,891.22	89.14	553.27	80,533.63
Sales	-	11,978.74	4.28	11,983.02
Other operating income	332.91	-	0.12	333.03
Total revenues	80,224.13	12,067.88	557.67	92,849.68
Operating expenses				
Cost of sales and services and equipment rentals	(43,030.53)	(10,805.52)	(362.44)	(54,198.49)
Selling and administrative expenses	(9,554.54)	(294.04)	(224.42)	(10,073.00)
Operating profit	27,639.06	968.32	(29.19)	28,578.19
Finance cost				
Net gain on exchange rate				39.46
Interest income				249.88
Interest expenses				(1,528.66)
Income before tax				27,338.87
Income tax				8,434.95
Profit before minority interests				18,903.92
Share of net loss in subsidiaries to minority interests				(4.59)
Net profit				18,908.51
Consolidated total assets	117,594.98	-	1,418.91	119,013.89
Consolidated total liabilities	47,553.41	-	379.36	47,932.77
Depreciation charges	4,758.81	-	23.89	4,782.70
Amortisation charges	15,113.74	-	127.14	15,240.88

4 **Segment information** (continued)

	Consolidated			
	2004			
	Mobile phone and call center services Million Baht	**Mobile phone sales Million Baht**	**Datanet service Million Baht**	**Group Million Baht**
Revenue from services and equipment rentals	83,825.57	91.95	477.42	84,394.94
Sales	-	12,032.32	10.23	12,042.55
Other operating income	383.21	26.78	0.13	410.12
Total revenues	84,208.78	12,151.05	487.78	96,847.61
Operating expenses				
Cost of sales and services and equipment rentals	(42,076.04)	(10,644.76)	(274.50)	(52,995.30)
Selling and administrative expenses	(10,538.48)	(355.47)	(138.06)	(11,032.01)
Operating profit	31,594.26	1,150.82	75.22	32,820.30
Finance cost				
Net gain on exchange rate				77.87
Interest income				155.79
Interest expenses				(2,128.64)
Income before tax				30,925.32
Income tax				(10,601.48)
Profit before minority interests				20,323.84
Share of net gain in subsidiaries to minority interests				65.79
Net profit				20,258.05
Consolidated total assets	119,774.38	-	1,393.22	121,167.60
Consolidated total liabilities	52,779.45	-	300.98	53,080.43
Depreciation charges	4,405.01	-	13.35	4,418.36
Amortisation charges	13,979.22	-	107.74	14,086.96

5 Cash and cash equivalents

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Cash on hand	16.07	47.96	14.17	47.44
Baht deposits held at call with banks and fixed deposits with maturities of three months or less	11,068.39	8,896.65	1,438.45	982.96
Other currency deposits held at call with banks and fixed deposits with maturities of three months or less	371.91	504.72	371.91	504.72
Cash and cash equivalents	11,456.37	9,449.33	1,824.53	1,535.12

The effective interest rate on short-term bank deposits was 0.35%-4.09% per annum (2004: 0.25%-2.30% per annum).

Other currency deposits mainly represent 9.07 million US Dollars deposits (2004: 12.94 million US Dollars). The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 4,698,889,643 (2004 : Baht nil) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

6 Short-term investments

Short-term investments mainly represent available-for-sale securities, private fund and fixed deposits. At 31 December 2005, available-for-sale securities represent investment in Shin Corporation's share of 4.39 million shares (2004: 4.39 million shares) at the closing price of Baht 42.25 per share (2004: Baht 39.75 per share) and private fund with a financial institution which bear interest at the effective rate of 1.88% per annum (2004: none). Fixed deposits bear interest at a effective rate of 1.50% per annum. (2004: 0.75% per annum).

The Group's fixed deposits amounting to Baht 11.16 million (2004: Baht 11.16 million) have been pledged with a bank in respect of bank guarantees.

7 Trade accounts receivable, net

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Trade accounts receivable, gross				
Third parties	2,716.56	4,052.35	2,122.77	2,303.94
Related parties (Note 30)	137.68	129.71	1,775.75	2,250.67
Accrued income	2,288.39	2,538.47	2,121.07	2,316.30
	5,142.63	6,720.53	6,019.59	6,870.91
Less allowance for trade receivables	(616.37)	(959.53)	(568.73)	(829.33)
	4,526.26	5,761.00	5,450.86	6,041.58

7 Trade accounts receivable, net (continued)

Outstanding trade accounts receivable from third parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Current - 3 months	4,708.53	6,142.77	3,972.52	4,267.45
Overdue 3 - 6 months	167.15	281.17	156.82	250.24
Overdue 6 - 12 months	34.66	124.25	31.94	66.92
Overdue over 12 months	94.61	42.63	82.56	35.63
	5,004.95	6,590.82	4,243.84	4,620.24
Less allowance for trade receivables	(616.37)	(959.53)	(568.73)	(829.33)
	4,388.58	5,631.29	3,675.11	3,790.91

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

8 Inventories, net

	Consolidated	
	2005 Million Baht	2004 Million Baht
Finished goods	1,202.25	1,090.36
Supplies and spare parts	8.32	7.21
	1,210.57	1,097.57
Less allowance for obsolete inventories and diminution in value of inventories	(54.23)	(60.37)
	1,156.34	1,037.20

9 Other current assets

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Receivables for cash card	1,266.50	-	-	-
Other receivables	354.84	466.74	348.50	460.00
Prepaid expenses	886.69	1,719.73	833.08	1,671.39
Others	206.92	195.27	50.08	133.92
	2,714.95	2,381.74	1,231.66	2,265.31

10 Investments in subsidiaries, net

	Company	
	2005 Million Baht	2004 Million Baht
Beginning net book amount	27,938.77	25,152.41
Share of net profit of investments - equity method	3,423.18	2,721.06
Acquisitions	213.00	2.41
Additions	250.00	177.45
Unrealised gain on dilution from investments	158.15	3.04
Dividend received from a subsidiary	(1,834.94)	(117.60)
Closing net book amount	30,148.16	27,938.77

On 17 March 2005, the Company invested in Advanced Mpay Company Limited ("AMP") of 21.00 million ordinary shares with a par value of Baht 10.00 per share, totalling Baht 210.00 million. Total shares invested represent 99.99 % ownership in AMP.

On 26 April 2005, Advanced Magic Card Company Limited ("AMC"), formerly "Bridge Mobile Alliance", a subsidiary, registered the increase in the share capital from Baht 1.00 million (100,000 shares of Baht 10 each) to Baht 250.00 million (25 million shares of Baht 10 each) with the Ministry of Commerce. The purpose of the capital increase is to operate E-Cash Card business. Advanced Info Service Public Company Limited paid for the share capital increase on 3 May 2005. The Company still owns 99.99% of the subsidiary upon the completion of the capital increase.

On 5 August 2005, Advanced Mpay Company Limited, a subsidiary, registered an increase in share capital from Baht 210 million (21 million shares at par value of Baht 10 each) to Baht 300 million (30 million shares at par value of Baht 10 each) with the Ministry of Commerce. The newly issued shares were offered to NTT DoCoMo Inc. (incorporated in Japan) at Baht 35 each or in the total of Baht 315 million. The purpose of the capital increase is to support payment business via mobile phone. Advanced Info Service Public Company Limited owns 69.99% of the subsidiary's share capital upon the completion of the transaction, reducing from 99.99%. The subsidiary received a payment for the capital increase in full on 3 August 2005.

On 21 September 2005, the Company invested in AIS International Network Company Limited ("AIN"), AIS Wireless Communication Network Company Limited ("ACN") and AIS Wire Network Company Limited ("AWN") of 10,000 ordinary shares with a par value of Baht 100 per share, totaling Baht 1 million at each subsidiary. Total shares invested represent 99.99 % ownership in each subsidiary

10 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 31 December 2005 and 2004

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain on dilution of investment (Million baht)	
							31 December 2005	31 December 2004	31 December 2005	31 December 2004	31 December 2005	31 December 2004	31 December 2005	31 December 2004
Mobile from Advance Co., Ltd.	Currently ceased operations.	Thailand	Shareholder	240.00	99.99	600.00	8,564.92	8,561.18	268.60	283.59	(18.72)	(117.60)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.82	(142.22)	(75.28)	458.64	525.58	-	-	-	3.04
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	17.97	16.41	25.97	24.40	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(176.39)	(505.02)	403.37	305.94	(231.20)	-	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, ,cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,299.84	6,668.15	3,498.69	28,382.98	26,798.69	(1,585.02)	-	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(2.09)	(1.84)	0.32	0.57	-	-	-	-
Advanced Magic Card Co., Ltd. (Formerly Bridge Mobile Alliance Co., Ltd.)	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	82.18	-	332.17	-	-	-	-	-
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	(95.01)	-	273.14	-	-	-	158.15	-

10 Investments in subsidiaries, net (continued)

Company - 31 December 2005 and 2004

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain on dilution of investment (Million baht)	
							31 December 2005	31 December 2004	31 December 2005	31 December 2004	31 December 2005	31 December 2004	31 December 2005	31 December 2004
AIS International Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	-	0.99	-	-	-	-	-
AIS Wireless Communication Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	-	0.99	-	-	-	-	-
AIS Wire Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	-	0.99	-	-	-	-	-
	Investments in subsidiaries, net					25,782.03	14,917.48	11,494.14	30,148.16	27,938.77	(1,834.94)	(117.60)	158.15	3.04

11 Property, plant and equipment, net

	Consolidated (Million Baht)								
	Land	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
At 31 December 2004									
Cost	1.79	371.47	503.42	18,025.95	1,630.19	13.83	209.30	1,423.35	22,179.30
Accumulated depreciation	-	(89.65)	(243.45)	(10,437.17)	(1,133.85)	(7.32)	(105.92)	-	(12,017.36)
Net book amount	1.79	281.82	259.97	7,588.78	496.34	6.51	103.38	1,423.35	10,161.94
For the year ended 31 December 2005									
Opening net book amount	1.79	281.82	259.97	7,588.78	496.34	6.51	103.38	1,423.35	10,161.94
Additions	-	22.20	127.58	2,249.90	248.19	6.71	53.92	225.61	2,934.11
Transfers in (out), net	-	2.43	46.05	610.19	2.99	-	-	(661.66)	-
Reclassification	-	-	-	32.66	-	-	-	(50.00)	(17.34)
Disposals, net	-	-	-	(22.97)	(4.96)	(0.39)	(6.91)	-	(35.23)
Write off, net	-	-	-	(1.30)	-	-	-	-	(1.30)
Depreciation charges	-	(36.33)	(105.25)	(4,299.61)	(297.56)	(5.26)	(38.69)	-	(4,782.70)
Closing net book amount	1.79	270.12	328.35	6,157.65	445.00	7.57	111.70	937.30	8,259.48
At 31 December 2005									
Cost	1.79	396.11	676.94	20,873.41	1,831.41	19.89	236.36	937.30	24,973.21
Accumulated depreciation	-	(125.99)	(348.59)	(14,715.76)	(1,386.41)	(12.32)	(124.66)	-	(16,713.73)
Net book amount	1.79	270.12	328.35	6,157.65	445.00	7.57	111.70	937.30	8,259.48

Additions include Baht 8.00 million (2004: Baht 7.33 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 10.24 million (2004: Baht 1.62 million) assets sold under finance leases (where the Group is the lessor).

11 Property, plant and equipment, net (continued)

	Company (Million Baht)						
	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
At 31 December 2004							
Cost	264.58	499.28	17,928.15	1,096.17	198.08	1,423.35	21,409.61
Accumulated depreciation	(76.49)	(241.35)	(10,366.89)	(720.52)	(99.75)	-	(11,505.00)
Net book amount	188.09	257.93	7,561.26	375.65	98.33	1,423.35	9,904.61
Year ended 31 December 2005							
Opening net book amount	188.09	257.93	7,561.26	375.65	98.33	1,423.35	9,904.61
Additions	21.54	106.87	2,206.36	208.52	47.30	210.36	2,800.95
Transfers in (out), net	2.43	46.05	611.09	1.85	-	(661.42)	-
Reclassification, net	-	-	32.66	-	-	(35.61)	(2.95)
Disposals, net	-	-	(80.12)	(2.78)	(6.89)	-	(89.79)
Depreciation charges	(29.26)	(103.52)	(4,280.52)	(245.80)	(36.44)	-	(4,695.54)
Closing net book amount	182.80	307.33	6,050.73	337.44	102.30	936.68	7,917.28
At 31 December 2005							
Cost	288.55	652.10	20,679.50	1,265.07	218.59	936.68	24,040.49
Accumulated depreciation	(105.75)	(344.77)	(14,628.77)	(927.63)	(116.29)	-	(16,123.21)
Net book amount	182.80	307.33	6,050.73	337.44	102.30	936.68	7,917.28

Additions include Baht 6.65 million (2004: Baht 6.29 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 10.24 million (2004: Baht 1.62 million) assets sold under finance leases (where the Company is the lessor).

11 Property, plant and equipment, net (continued)

Leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise equipment and vehicles:

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Cost - capitalised finance leases	527.81	530.05	456.87	460.46
Accumulated depreciation	(373.19)	(279.18)	(304.07)	(218.05)
Net book amount	154.62	250.87	152.80	242.41

12 Assets under concession agreements, net

	Consolidated (Million Baht)		
	Cost of mobile phone networks	Cost of Datanet tools and equipment	Total
At 31 December 2004			
Cost	132,943.24	1,504.25	134,447.49
Accumulated amortisation	(53,974.35)	(845.37)	(54,819.72)
Allowance for assets impairment	(3,970.00)	-	(3,970.00)
Net book amount	74,998.89	658.88	75,657.77
Year ended 31 December 2005			
Opening net book amount	74,998.89	658.88	75,657.77
Additions	12,790.86	329.49	13,120.35
Reclassification, net	(32.66)	-	(32.66)
Amortisation charges	(12,788.00)	(114.77)	(12,902.77)
Closing net book amount	74,969.09	873.60	75,842.69
At 31 December 2005			
Cost	145,627.27	1,833.75	147,461.02
Accumulated amortisation	(66,688.18)	(960.15)	(67,648.33)
Allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book amount	74,969.09	873.60	75,842.69

12 Assets under concession agreements, net (continued)

	Company Million Baht Cost of mobile phone networks
At 31 December 2004	
Cost	118,821.75
Accumulated amortisation	(48,492.51)
Allowance for asset impairment	(3,970.00)
Net book amount	66,359.24
Year ended 31 December 2005	
Opening net book amount	66,359.24
Additions	12,553.56
Reclassification, net	(32.66)
Amortisation charges	(10,851.49)
Closing net book amount	68,028.65
At 31 December 2005	
Cost	131,268.50
Accumulated amortisation	(59,269.85)
Allowance for asset impairment	(3,970.00)
Net book amount	68,028.65

13 Computer software, net

	Consolidated Million Baht	Company Million Baht
At 31 December 2004		
Cost	2,636.96	2,636.96
Accumulated amortisation	(1,180.85)	(1,180.85)
Net book amount	1,456.11	1,456.11
Year ended 31 December 2005		
Opening net book amount	1,456.11	1,456.11
Additions	445.44	386.02
Reclassification, net	50.00	35.61
Disposals, net	-	(17.97)
Amortisation charges	(511.19)	(508.13)
Closing net book amount	1,440.36	1,351.64
At 31 December 2005		
Cost	3,132.40	3,040.59
Accumulated amortisation	(1,692.04)	(1,688.95)
Net book amount	1,440.36	1,351.64

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

14 Concession rights and goodwill, net

	Consolidated	
	Million Baht	
	Concession rights	Goodwill
At 31 December 2004		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,032.15)	(4,228.06)
Net book amount	3,960.75	10,170.85
Year ended 31 December 2005		
Opening net book amount	3,960.75	10,170.85
Amortisation charges	(454.82)	(1,166.90)
Closing net book amount	3,505.93	9,003.95
At 31 December 2005		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,486.97)	(5,394.96)
Net book amount	3,505.93	9,003.95

15 Other assets, net

	Consolidated	Company
	Million Baht	Million Baht
At 31 December 2004		
Cost	1,003.92	696.52
Accumulated amortisation	(361.64)	(172.83)
Net book amount	642.28	523.69
Year ended 31 December 2005		
Opening net book amount	642.28	523.69
Additions	130.17	130.70
Disposal, net	(5.50)	(4.57)
Amortisation charges	(152.04)	(133.25)
Closing net book amount	614.91	516.57
At 31 December 2005		
Cost	1,062.23	756.28
Accumulated amortisation	(447.32)	(239.71)
Net book amount	614.91	516.57

16 Trade accounts payable

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Third parties	4,398.70	4,732.01	3,754.82	3,553.80
Related parties (Note 30)	121.40	58.17	727.19	764.98
	4,520.10	4,790.18	4,482.01	4,318.78

17 Borrowings

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Current				
Current portion of long-term debentures, net	14,230.84	3,975.85	14,230.84	3,975.85
Current portion of finance lease liabilities	10.09	97.48	9.76	97.15
	14,240.93	4,073.33	14,240.60	4,073.00
Non-current				
Long-term debentures, net	11,191.28	25,422.13	11,191.28	25,422.13
Finance lease liabilities	18.53	26.00	17.06	25.22
	11,209.81	25,448.13	11,208.34	25,447.35
Total borrowings	25,450.74	29,521.46	25,448.94	29,520.35

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the year ended 31 December 2005		
Opening net book value	29,521.46	29,520.35
Additions	1,507.75	1,506.65
Repayments	(5,602.62)	(5,602.21)
Amortisation of bond issuing cost	24.15	24.15
Closing net book value	25,450.74	25,448.94

The interest rate exposure on the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Borrowings:				
- at fixed rates	20,957.24	25,031.08	20,955.44	25,029.97
- at floating rates	4,493.50	4,490.38	4,493.50	4,490.38
	25,450.74	29,521.46	25,448.94	29,520.35

The effective interest rates at the balance sheet date were as follow:

- long-term debentures	5.13%	4.94%	5.13%	4.94%
- finance lease liabilities	8.02%	6.03%	9.15%	6.07%

17 Borrowings (continued)

The carrying amounts and fair value of certain long-term borrowings are as follows:

	Consolidated			
	Carrying amounts		Fair values	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Long-term debentures	25,450.00	29,450.00	25,557.90	30,438.49

	Company			
	Carrying amounts		Fair values	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Long-term debentures	25,450.00	29,450.00	25,557.90	30,438.49

Maturity of long-term borrowing (excluding finance lease liabilities) as at 31 December 2005 and 2004 are as follows:

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
2005	-	3,975.86	-	3,975.86
2006	14,230.84	14,230.84	14,230.84	14,230.84
2007	6,494.55	6,494.55	6,494.55	6,494.55
2008	1,497.23	1,497.23	1,497.23	1,497.23
2009	3,199.50	3,199.50	3,199.50	3,199.50
	25,422.12	29,397.98	25,422.12	29,397.98

17 Borrowings (continued)

Long-term debentures, net

As at 31 December 2005, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows.

Issue date	No. of units Million units	Amount Million Baht	Interest rate	Term of interest payment	Repayment term	Balance as at 31 December 2005 Million Baht	Balance as at 31 December 2004 Million Baht
23/03/2001	12.0	12,000	5.30%	Semi-annual	8 equal installments commencing in the eighteenth month after the issuing date until 20 March 2006	1,500.00	4,500.00
28/11/2001	10.0	10,000	5.85%	Quarterly	Entirely redeemed on 28 November 2006	10,000.00	10,000.00
21/03/2002	2.5	2,500	6.25%	Semi- annual	Entirely redeemed on 21 March 2009*	2,450.00	2,450.00
21/03/2002	4.5	4,500	Average of highest 6 months of fixed deposit plus margin 2.10%	Semi- annual	6 equal installments commencing in the fifty - four month after the issuing date until 21 March 2009	4,500.00	4,500.00
21/03/2002	3.0	3,000	5.25%	Quarterly	Entirely redeemed on 21 March 2007	3,000.00	3,000.00
21/10/2002	5.0	5,000	3.65%	Semi- annual	5 equal installments commencing on 21 October 2005 until 21 October 2007	4,000.00	5,000.00
					Total debentures	25,450.00	29,450.00
					Less bond issuing cost balance at 31 December	(27.88)	(52.02)
					Total debentures, net	25,422.12	29,397.98

*On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50.00 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the income statement in 2003.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

17 Borrowings (continued)

Financial lease liabilities

As at 31 December 2005, the subsidiary's finance lease liabilities of Baht nil million (2004: Baht 0.16 million) are collateralized by the underlying leased assets as mentioned in Note 11.

Finance lease liabilities - minimum lease payments:

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Not later than 1 year	10.09	97.48	9.76	97.15
Later than 1 year but not later than 5 years	18.53	26.00	17.06	25.22
	28.62	123.48	26.82	122.37

18 Other current liabilities

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Income tax payable	2,992.23	4,413.90	2,213.43	3,194.95
Unearned income - mobile phone service	2,198.43	4,612.40	2,202.18	5,123.11
Advance receipt from customers	3,315.13	-	-	-
Accrued bonus	343.96	433.34	287.09	387.13
Accrued interest expense	204.19	249.84	288.54	249.84
Value added tax payable, net	234.92	285.47	212.60	218.94
Other payables	266.43	399.51	208.25	319.21
Other liabilities	589.97	818.75	376.45	543.78
	10,145.26	11,213.21	5,788.54	10,036.96

19 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC."). Under the assignment agreement, DPC has outstanding amounts due to TAC. As set out in the financial statements for the year ended 31 December 2003 and 2004, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totalling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,739 million (31 December 2004 : Baht 4,621 million). DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material unfavourable effect on the financial statements.

20 Contingencies

As at 31 December 2005, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,856.95 million (2004: Baht 1,484.44 million) on a consolidated basis and Baht 1,447.80 million (2004 : Baht 1,129.84 million) on a company basis.

21 Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	2005 Million	2004 Million	2005 Million	2004 Million
Assets under concession agreements				
Thai Baht	2,679.40	4,096.15	2,642.00	3,984.17
US Dollars	43.34	100.77	38.36	98.86
Japanese Yen	1,477.55	1,828.95	1,477.55	1,828.95
Euro	1.33	5.77	1.11	5.72
Pound Sterling	0.03	0.28	0.03	0.28
Property and equipment				
Thai Baht	224.32	116.15	216.79	116.15
US Dollars	15.71	23.22	15.69	23.22
SG Dollars	0.29	-	0.29	-
Service maintenance agreements				
Thai Baht	1,064.37	1,007.03	1,061.37	1,007.03
US Dollars	6.59	8.34	6.55	8.34
Japanese Yen	74.47	0.18	74.47	0.18
Euro	0.07	0.01	0.07	0.01
Pound Sterling	-	116.83	-	116.83
SG Dollars	0.06	-	0.06	-

Operating lease commitments - where a group company is the lessee

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 8 years with options to renew. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Not later than 1 year	673.06	589.97	548.79	505.08
Later than 1 year but not later than 5 years	597.97	637.46	552.47	565.63
Later than 5 years	0.49	0.65	0.49	0.65

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

22 Share capital and premium on share capital

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
At 1 January 2004	2,938.52	2,938.52	20,169.28	23,107.80
Issue of shares	6.67	6.67	301.24	307.91
At 31 December 2004	2,945.19	2,945.19	20,470.52	23,415.71
Issue of shares	5.45	5.45	259.41	264.86
At 31 December 2005	2,950.64	2,950.64	20,729.93	23,680.57

During the year ended 31 December 2005, the Company registered the increase in share capital with the Ministry of Commerce for 5.45 million ordinary shares from the exercise of 5.31 million warrants, 0.25 million warrants of which were exercised during the year ended 31 December 2004. The capital increase results in an increase in paid-up share capital and share premium of Baht 5.45 million and Baht 259.41 million, respectively.

The total authorised number of ordinary shares is 2,950.64 million shares (2004: 2,945.19 million shares) with a par value of Baht 1 per share (2004: Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the year ended 31 December 2005			
Beginning balance	1.84	19.27	21.11
Granted	3.03	6.19	9.22
Exercised	(0.11)	(5.42)	(5.53)
Closing balance	4.76	20.04	24.80

<u>Issuance of warrant grant IV</u>

At the Annual General Meeting of the Company's shareholders held on 30 March 2005, the shareholders passed a resolution to approve the additional warrants of 9.79 million units at Baht nil per unit, or equivalent to 0.33% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2005. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 106.66 per unit, which is the weighted average closing price for 30 days prior to 30 March 2005. On 31 May 2005, 3.03 million units and 6.19 million units were approved to be given to directors and employees of the group, respectively.

<u>Fourth adjustment to exercise price and exercise ratio of warrant grant I, grant II, and grant III</u>

At the Board of Directors' meeting held on 17 February 2005, the Board passed a resolution to approve the fourth adjustment of the exercise price of warrants grant I, grant II, and grant III from Baht 47.15 per unit to Baht 46.78 per unit, from Baht 42.63 per unit to Baht 42.30 per unit and from Baht 91.35 per unit to Baht 90.64 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.01751 to 1:1.02549 for grant I and grant II and from 1:1.00484 to 1:1.01272 for grant III. The new exercise price and exercise ratio were effective from 7 March 2005 onwards.

22 Share capital and premium on share capital (continued)

Warrants granted to directors and employees (continued)

Fifth adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III and grant IV

At the Board of Directors' meeting held on 10 August 2005, the Board passed a resolution to approve the fifth adjustment of the exercise price of warrants grant I, grant II, grant III and grant IV from Baht 46.78 per unit to Baht 46.16 per unit, from Baht 42.30 per unit to Baht 41.74 per unit, from Baht 90.64 per unit to Baht 89.44 per unit and from Baht 106.66 per unit to Baht 105.25 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.02549 to 1:1.03927 for both grant I and grant II, from 1:1.01272 to 1:1.02633 for grant III and from 1:1 to 1:1.01344 for grant IV. The new exercise price and exercise ratio were effective from 22 August 2005 onwards.

Grant date	**27/03/2002 (Grant I)**	**30/05/2003 (Grant II)**	**31/05/2004 (Grant III)**	**31/05/2005 (Grant IV)**
Warrant (Million unit)	14.00	8.47	9.00	9.22
Exercise price per unit	48.00	43.38	91.79	106.66
Exercise ratio	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)				
- Price	47.73	43.14	-	-
- Ratio	1:1.00559	1:1.00559	-	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)				
- Price	47.40	42.84	-	-
- Ratio	1:1.01261	1:1.01261	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)				
- Price	47.15	42.63	91.35	-
- Ratio	1:1.01751	1:1.01751	1:1.00484	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)				
- Price	46.78	42.30	90.64	-
- Ratio	1:1.02549	1:1.02549	1:1.01272	-
Fifth adjustment to exercise price per unit and ratio (effective from 22 August 2005 onwards)				
- Price	46.16	41.74	89.44	105.25
- Ratio	1:1.03927	1:1.03927	1:1.02633	1:1.01344

Exercised warrants

During the year ended 31 December 2005, 0.11 million units and 5.42 million units were exercised by the Company's directors and employees, respectively. The exercises of 5.06 million warrants during the year, and of 0.25 million warrants which were exercised during the year ended 31 December 2004, increased paid-up share capital and premium on share capital by Baht 5.45 million and Baht 259.41 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.47 million units or 0.49 million ordinary shares on 4 January 2006. The Company received advanced payment from shareholders for the 0.49 million shares in the amount of Baht 25.26 million in the year ended 31 December 2005 (Notes 31).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

23 Legal reserve

Under the provisions of the Public Company Limited Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5% of its net profit after accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital. This reserve is not available for dividend distribution.

24 Treasury stock

As at 31 December 2005, the Company had treasury stock of 2.54 million shares at an average price of Baht 32.73 per share or in a total of Baht 83.13 million.

25 Operating profit

The following expenditure items, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Depreciation on plant and equipment (Note 11)	4,782.70	4,418.36	4,695.54	4,336.23
Amortisation of assets under concession agreements (Note 12)	12,902.77	11,835.66	10,851.49	9,846.42
Amortisation of intangible assets:				
- Computer Software (Note 13)	511.19	469.95	508.13	469.95
- Positive goodwill (Note 14)	1,166.90	1,166.90	-	-
- Concession right (Note 14)	454.82	454.82	-	-
Amortisation of other assets (Note 15)	152.04	122.19	133.25	84.34
(Reversal) loss on obsolete spare parts for mobile phone network maintenance	(107.93)	170.34	(126.75)	173.34
Doubtful accounts and bad debts	508.32	760.04	490.11	685.70
Marketing expenses	2,684.03	3,508.46	2,454.44	3,278.48
Staff costs	2,888.23	2,626.26	2,077.39	1,978.77
Number of staff	7,914	6,953	4,600	4,132

26 Other operating income

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Interest income	249.88	155.79	65.05	71.39
Amortisation of forward contracts discount	1.96	1.36	1.43	0.62
Bad debt recovery	159.79	187.78	134.95	157.72
Marketing support	-	2.48	-	-
Management fee	-	-	207.14	112.07
Others	170.29	218.50	215.21	167.44
	581.92	565.91	623.78	509.24

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

27 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, exclusing treasury stock (see Note 24).

	Consolidated		Company	
	2005	2004	2005	2004
Net profit attributable to shareholders (Million Baht)	18,908.51	20,258.05	18,908.51	20,258.05
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,945	2,940	2,945	2,940
Basic earnings per share (Baht)	6.42	6.89	6.42	6.89

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2005.

	Consolidated		Company	
	2005	2004	2005	2004
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,945	2,940	2,945	2,940
Effect of dilutive potential ordinary shares (Million shares)	2	7	2	7
Weighted average number of ordinary share for diluted earnings per share (Million shares)	2,947	2,947	2,947	2,947
Diluted earnings per share (Baht)	6.42	6.88	6.42	6.88

28 Dividends paid

At the Annual General shareholders' Meeting on 30 March 2005, it was approved to declare a dividend for 2,943.61 million shares of Baht 2.60 each, totaling Baht 7,653.39 million. Dividends of Baht 7,653.36 million were paid to the shareholders on 11 April 2005. The remaining amount of Baht 0.03 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

At the Board of Directors meeting held on 10 August 2005, it was approved to declare an interim dividend for 2,946.17 million shares of Baht 3.00 each, totaling Baht 8,838.51 million. Dividends of Baht 8,838.26 million were paid to the shareholders on 6 September 2005. The remaining amount of Baht 0.25 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

29 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities :

		Consolidated		Company	
	Notes	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Cash flows from operating activities:					
Net profit		18,908.51	20,258.05	18,908.51	20,258.05
Adjusted for:					
Depreciation	11	4,782.70	4,418.36	4,695.54	4,336.23
Amortisation of assets under concession agreements	12	12,902.77	11,835.66	10,851.49	9,846.42
Amortisation of computer software	13	511.19	469.95	508.13	469.95
Amortisation of goodwill	14	1,166.90	1,166.90	-	-
Amortisation of concession right	14	454.82	454.82	-	-
Amortisation of other assets	15	152.04	122.19	133.25	84.34
Doubtful accounts and bad debts		508.30	760.04	490.10	685.70
(Reversal) loss on obsolete inventories and diminution in value of finished goods		(37.46)	46.29	-	-
(Reversal) loss on write-off obsolete spare parts for mobile phone network maintenance		(107.93)	170.34	(126.75)	173.34
Amortisation of forward and swap premiums		29.01	4.24	28.99	4.24
Loss on disposals of property, plant and equipment		18.67	13.98	18.37	15.74
Loss on write-off deferred charges		5.50	0.21	4.57	0.21
Gain on write-off deposits from customers		-	(69.54)	-	(69.54)
Loss on write-off property, plant and equipment		6.45	2.81	5.11	1.70
Unrealised loss on changes in value of Investment		-	9.88	-	-
Unrealised loss (gain)on foreign exchange rate		40.42	(14.21)	40.49	(13.77)
Realised gain on foreign exchange rate for loans		-	(35.08)	-	-
Realised unearned income		(38.09)	(4.04)	-	-
Amortisation of bond issuing cost	17	24.15	33.20	24.15	33.20
Share of net profit in subsidiaries	10	-	-	(3,423.18)	(2,721.06)
Share of net (loss)profit from subsidiaries to minority interests		(4.59)	65.79	-	-
Net profit before changes in operating assets and liabilities		39,323.36	39,709.84	32,158.77	33,104.75

29 Cash flows from operating activities (continued)

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Net profit before changes in operating assets and liabilities	39,323.36	39,709.84	32,158.77	33,104.75
Changes in working capital (excluding the effects of acquisition and disposal of subsidiaries):				
Restricted bank deposits	(4,698.89)	-	-	-
Trade accounts receivable	724.59	(1,088.31)	98.77	(572.41)
Amounts due from related parties	(2.57)	0.91	(14.47)	5.65
Forward contracts receivable	-	24.22	-	-
Inventories	(81.68)	(56.65)	-	-
Spare part inventories for mobile network maintenance	162.13	(62.43)	162.31	(61.29)
Other current assets	(363.61)	(574.33)	1,003.26	(534.33)
Other assets	(130.06)	(161.00)	(130.69)	(137.61)
Trade accounts payable	(575.72)	(740.06)	(22.52)	(88.72)
Amounts due to related parties	(53.99)	(177.91)	(21.71)	(153.42)
Forward contracts payable	17.03	-	17.03	-
Concession right payable, accrued concession fee and excise tax	336.78	207.91	174.68	(47.82)
Deposits from customers	0.07	(7.61)	0.25	(8.02)
Other current liabilities	(1,066.63)	1,777.50	(4,247.26)	1,226.12
Unearned income	-	80.00	-	-
Cash generated from operation activities	33,590.81	38,932.08	29,178.42	32,732.90

30 Related party transactions

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Shin Corporation Public Company Limited is a major shareholder, holding 42.83% (2004 : 42.90%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.25% (2004: 19.28%) of the share capital of the Company.

At 31 December 2005 the principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognized as related parties to the Company.

During the year the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury management fees which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rates are not available.

30 Related party transactions (continued)

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Service income				
Subsidiaries	-	-	319.55	342.94
Shin Corporation and its related parties	114.04	98.50	34.57	27.36
Related party of SingTel Strategic Investments Pte Ltd.	612.19	377.44	612.19	377.44
	726.23	475.94	966.31	747.74
Sales of prepaid cards				
Subsidiary	-	-	34,044.49	47,997.66
Interest income				
Subsidiary	-	-	0.01	-
Other income				
Subsidiaries	-	-	207.14	112.07
Shin Corporation and its related parties	18.70	1.37	9.55	0.76
Related party of SingTel Strategic Investments Pte Ltd.	-	1.79	-	1.79
	18.70	3.16	216.69	114.62

b) Purchases of services

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	5,890.55	3,655.00
Shin Corporation and its related parties	1,048.00	898.11	972.79	830.48
SingTel Strategic Investments Pte Ltd. and its related parties	306.17	172.79	306.17	172.79
	1,354.17	1,070.90	7,169.51	4,658.27
Advertising expense - net*				
Shin Corporation and its related parties	528.80	772.31	502.25	725.98
(Advertising expense - gross**				
- Consolidated 2005 : 1,367.89 Million Baht				
2004 : 2,324.98 Million Baht				
- Company 2005 : 1,345.30 Million Baht				
2004 : 2,152.23 Million Baht)				
	528.80	772.31	502.25	725.98

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

Promotion expense				
Subsidiaries	-	-	29.40	79.61

30 Related party transactions (continued)

b) Purchases of services (continued)

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Consulting and management fees				
Shin Corporation and its related parties	207.42	224.12	206.04	220.54
Interest expense				
Subsidiary	-	-	126.44	8.33
Major shareholder of Shin Corporation	0.53	0.53	0.53	0.53
Directors of related parties	2.16	2.16	2.16	2.16
	2.69	2.69	129.13	11.02

c) Dividend paid

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Dividend paid				
Shin Corporation and its related parties	7,076.79	5,370.78	7,076.79	5,370.78
SingTel Strategic Investments Pte Ltd.	3,180.80	2,414.00	3,180.80	2,414.00
	10,257.59	7,784.78	10,257.59	7,784.78

d) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Related parties of Shin Corporation	-	1.13	-	1.13

30 **Related party transactions** (continued)

e) **Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties**

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Short-term investments				
Shin Corporation (Note 6)	185.48	174.50	-	-
Trade accounts receivable				
Subsidiaries		-	1,647.48	2,132.74
Shin Corporation and its related parties	13.07	16.61	3.66	4.83
Related party of SingTel				
Strategic Investments Pte Ltd.	124.61	113.10	124.61	113.10
	137.68	129.71	1,775.75	2,250.67
Amounts due from related parties				
Subsidiaries	-	-	38.79	25.79
Shin Corporation and its related parties	3.02	0.44	0.79	(0.18)
	3.02	0.44	39.58	25.61
Short-term loans to a related party				
Subsidiary	-	-	0.50	-
Trade accounts payable				
Subsidiaries		-	622.01	710.60
Shin Corporation and its related parties	74.96	33.03	58.74	29.24
Related party of SingTel				
Strategic Investments Pte Ltd.	46.44	25.14	46.44	25.14
	121.40	58.17	727.19	764.98
Amounts due to related parties				
Subsidiaries	-	-	125.61	99.45
Shin Corporation and its related parties	353.53	413.34	342.57	396.26
Related party of SingTel				
Strategic Investments Pte Ltd.	11.60	5.78	11.60	5.78
	365.13	419.12	479.78	501.49
Accrued interest expense				
Subsidiary	-	-	84.37	7.48
Short-term loans from related parties				
Subsidiary	-	-	8,000.00	2,500.00

As at 31 December 2005, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 3.25% per annum (2004: 3.25% per annum). Repayment term is at call (2004: paid during the quarter ended 31 March 2005).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

30 Related party transactions (continued)

e) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10.00	10.00	10.00	10.00
Directors of the Company and its related parties	37.00	37.00	37.00	37.00
	47.00	47.00	47.00	47.00

f) Directors' remuneration

During the year ended 31 December 2005, the total remuneration of the directors approximated Baht 5.33 million (2004: Baht 4.80 million) on consolidated basis and Baht 5.29 million (2004: Baht 4.8 million) on company basis, not exceeding the amount approved by the annual general meetings of the shareholders of the Company and its subsidiaries. Directors' remuneration represents salaries, meeting fees and gratuities.

g) Commitments with related parties

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 8 years with options to renew. At 31 December 2005, the Group is committed to pay for rental and related services in respect of agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	611.70	594.33
- within 2 to 5 years	517.43	509.45
- over 5 years	193.20	193.20

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.83 million per month (2004: Baht 5.60 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 15.15 million per month, and plus the rate per event as prescribed in the agreements (2004 : Baht 16.71 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 2.03 million per month (2004 : Baht 1.72 million per month).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

30 Related party transactions (continued)

h) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 23 August 2005 onwards)	
				Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	17.34	1:1.02671
30/05/2003 (Grant II)	12.22	13.67	1:1	13.31	1:1.02671
31/05/2004 (Grant III)	8.82	36.41	1:1	35.46	1:1.02671
31/05/2005 (Grant IV)	8.33	41.76	1:1	41.21	1:1.01326

Movements in the number of SHIN's warrants are as follows:

	Million units
For the year ended 31 December 2005	
Opening balance	30.98
Granted	8.33
Exercised	(1.31)
Closing balance	38.00

During the year ended 31 December 2005, the Company's directors exercised 1.31 million units of warrants to acquire 1.33 million ordinary shares of SHIN.

i) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

30 Related party transactions (continued)

i) Special reward program

Movement in the number of rights to receive special reward is as follows:

	Million units
For the year ended 31 December 2005	
Beginning balance	3.03
Granted	-
Exercised	(1.95)
Closing balance	1.08

1.95 million units were exercised during the year ended 31 December 2005. The subsidiary paid for the exercised rights in the total amount of Baht 0.52 million.

31 Subsequent event

Warrants granted to directors and employees - exercised

As mentioned in Note 22, during the year ended 31 December 2005, the Company's warrants of 0.33 million units, 0.08 million units and 0.06 million units were exercised at Baht 46.16 each, Baht 41.74 each and Baht 89.44 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 January 2006.

In January 2006, a total of 1.41 million units, being 0.62 million units, 0.58 million units and 0.21 million units of the Company's warrants were exercised at Baht 46.16 each, Baht 41.74 and Baht 89.44 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 February 2006.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,950.64 million to Baht 2,952.59 million, and from Baht 20,729.93 million to Baht 20,827.53 million, respectively.

Changes in principal shareholders

On 23 January 2006, the Shinawatra family, the principal shareholders of Shin Corporation ("SHIN"), the Company's major shareholder, sold all SHIN's shares, representing 49.595% of the paid-up capital of the SHIN, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale.

As a result of the sale, Cedar and Aspen are obliged to make a tender offer for all of the shares of the SHIN, as per the Notification of the Securities and Exchange Commission No. GorJor. 53/2545 Re: Rules, Conditions and Procedures for the Acquisition of Securities for Business Takeovers.

On 23 January 2006, Cedar and Aspen announced to the public a voluntary tender offer for the Company's shares at the price of Baht 72.31 per share. The tender offer period is from 2 February 2006 to 21 March 2006, inclusive. As a result of this voluntary tender offer, if Cedar and Aspen hold a minimum of 50% of paid up capital of SHIN after the tender offer as mentioned in the previous paragraph, Cedar and Aspen will receive a waiver from making another tender offer under Clause 8 of the Notification of the Securities and Exchange Commission No. GorJor. 53/2545. The Company is obliged to appoint an independent financial advisor to issue an opinion on the tender offer and shall submit this opinion to each shareholder, as per the Notification of the Securities and Exchange Commission No. GorJor. 59/2545 Re: Forms and Duration of the Tender Offer. On 23 February 2006, the Company and its advisor submitted their opinion on the tender offer to shareholders.

SHIN's board of directors' meeting approved the resolution not to sell the Company's shares, which represent 42.82% of the paid-up capital, because the Company is a major contributor to SHIN and its performance is strong.

31 Subsequent event (continued)

Proposed the allocation of warrants granted to directors and employees (Grant V)
At the Board of Directors' meeting held on 27 February 2006, the Board passed a resolution proposing additional issuance of warrants of 10.14 million units at Baht nil per unit, or equivalent to 0.34 % of the Company's total paid-up share capital (before dilution). The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is the weighted average closing price for 30 days prior to the shareholders meeting on 24 April 2006. 0.54 million units and 9.60 million units were proposed to be given to the Company's directors and employees, respectively. However, these proposed warrants must be approved by the shareholders at their meeting.

Proposed dividend payment of the Company

At the Board of Directors' meeting held on 27 February 2006, the Board passed a resolution proposing to the annual general meeting of shareholders the payment of dividends for the year 2005, at the rate of Baht 6.3 per share, Baht 3 each of which was paid as an interim dividend on 6 September 2005. However, the proposed dividends must be approved by the shareholders at their meeting.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2006

AIS-CP 031/2006

March 2, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in February 2006.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	14,000,000	8,467,200	8,999,500
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	46.160	41.741	89.435
Exercise Ratio (warrant : common share)	1 : 1.03927		1 : 1.02633
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III) in February 2006, as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	70,000	-	8,800
No. of remaining unexercised warrants (units)	1,815,500	4,009,500	8,267,500
No. of shares derived from this exercise (shares)	72,747	-	9,031
No. of remaining shares reserved for warrants (shares)	1,936,076	4,202,575	8,398,898

Summary Translation Letter
To the Stock Exchange of Thailand
February 27, 2006

Ref: AIS-CP030/06

February 27, 2006

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS063A, AIS06NA, AIS073A, AIS07OA, AIS093A, and AIS093B, the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any. In case that the Company pays dividend to the shareholders more than 40% of the net profit, the Company must maintain a credit rating at least AA.

We would like to notify you that as at 31 December, 2005 the Company was not in default on any debt obligation. The Company can maintain the credit rating at AA. The debt to equity ratios of the Company as at 31 December 2005 were as follows:

Debentures	Debt to Equity ratio	
	Conditions	Compliance
AIS063A	≤ 2:1	0.66:1
AIS06NA, AIS073A, AIS07OA, AIS093A, AIS093B	≤ 2:1	0.57:1

The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

Summary Translation Letter
To the Stock Exchange of Thailand
February 27, 2006

AIS-CP 029/2006

February 27, 2006

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2006 regarding Dividends Payment, Issuance the Employee Stock Option Plan (ESOP) Grant V, and Schedule of the 2006 Annual General Meeting of Shareholders.

To: The President
The Stock Exchange of Thailand

Attachments: 1. Details of the Employee Stock Option Plan - ESOP Grant V
2. Capital Increase Report Form

The Board of Directors of Advanced Info Service Public Company Limited (the Company) resolved in the meeting No. 3/2006 held on February 27, 2006 at the Board Room, 20th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 2/2006 held on January 16, 2006.

2. Approved the balance sheet, statement of income and cash flow statements for 2005 ended December 31, 2005.

3. Approved the dividends payment for the second half of 2005 (July 1 - December 31, 2005) to shareholders at Baht 3.30 each, totaling about Baht 9,735 million. The dividends will be paid to shareholders, which are deducted the treasury stocks of 2,540,200 shares. The treasury stock is not being eligible for dividends payment.

   The closing date of register book to determine the right to receive dividends will be on April 4, 2006, at 12.00 noon and the payment date will be on May 8, 2006.

   The Company's dividends payment of the entire year 2005 (including the interim dividend payment paid from the operating results in the first half of 2005 at Baht 3.00 per share) is accounted to be Baht 6.30 per share, or totally about Baht 18,574 million.

4. Approved the appointment of directors and determined the directors' remuneration for 2006 as follows;

   4.1 The retiring directors due to cease of their terms are as follows:

   - Mr. Arun Churdboonchart — Director and Independent Director
   - Mr. Boonklee Plangsiri — Director
   - Mr. Somprasong Boonyachai — Director

   4.2 The retiring directors having been re-appointed are as follows:

   - Mr. Arun Churdboonchart — Director and Independent Director

- Mr. Boonklee Plangsiri — Director
- Mr. Somprasong Boonyachai — Director

4.3 The members of the Board of Directors shall be as follows:

- Mr. Paiboon Limpaphayom (Ph.D.) — Chairman of the Board of Directors
- Mr. Boonchoo Direksathapon — Acting Chairman of the Audit Committee and Independent Director
- Mr. Arun Churdboonchart — Audit Committee and Independent Director
- Mr. Vasukree Klapairee — Director
- Mr. Suphadej Poonpipat — Director
- Ms. Jeann Low Ngiap Jong — Director
- Mr. Hui Weng Cheong — Director
- Mr. Boonklee Plangsiri — Director
- Mr. Somprasong Boonyachai — Director
- Mrs.Siripen Sitasuwan — Director

4.4 The authorized signatories are as follows:

"Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai, and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

4.5 Approved the directors' remuneration for the fiscal year 2006 not exceeding of Baht 10,000,000. The determination of directors' remuneration for 2006 will be proposed to the 2006 Annual General Meeting of shareholders for further approval.

5. Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant V).

   The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

   The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has issued and offered ESOP for the first, the second, the third, and the fourth issuances in 2002 to 2005 respectively

   For the fifth issuance, the Board of Directors resolved to approve the issuance and offering of warrants of 10,138,500 units to directors and employees of the Company and the allocation of 10,138,500 ordinary shares, at the par value of Baht 1 each, equivalent to 0.34 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The details of the terms and conditions are shown in Attachment 1.

6. Approved the allocation of 10,138,500 new ordinary shares, at the par value of Baht 1 each, from the remaining 2,022.99 million unallocated shares to reserve for the exercise of warrants under the ESOP Grant V. **(See Attachment 2)**

   Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP, including the listing

of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or the designated person by the Board of Directors.

7. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors and employees who are eligible for the warrants of exceeding 5% of the total ESOP Grant V. These directors and employees are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	538,500	5.31
2. Mrs. Suvimol Kaewkoon	547,600	5.40
3. Mr. Vikrom Sripratak	538,500	5.31

8. Approved the allotment of 615,800 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,022.99 million unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants Grant 1, 2, 3, and 4 due to entering into the terms and conditions of the Prospectus.

   Regarding the dividends payments of the company for the first and second half of 2005, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

   The Company, therefore, will allot 615,800 additional shares to be reserved for the new exercise ratio of ESOP Grant I, II, III, and IV, which will be comprised of -0- shares for Grant 1, 44,400 shares for Grant 2, , 249,300 shares for Grant 3, and 322,100 shares for Grant 4 respectively. **(See Attachment 2)**

9 Approved the holding of the 2006 Annual General Meeting of Shareholders on April 24, 2006 at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The agenda to be considered and approved in the meeting are as follows;

Agenda 1 Matters to be informed;

Agenda 2 To certify the Minutes of the Annual General Meeting of Shareholders 2005 held on March 30, 2005.;

Agenda 3 To consider and certify the results of operation for the year 2005;

Agenda 4 To consider and approve the balance sheet, statement of income and statement of cash flow for 2005 ended December 31, 2005;

Agenda 5 To consider and approve dividend payment to the shareholders for the fiscal year 2005;

Agenda 6 To consider and approve the appointment of the Company's auditors and determine the auditors' remuneration for the year ended 2006;

Agenda 7 To consider and approve the appointment of directors and determine the directors' remuneration for 2006;

Agenda 8 To consider and approve the directors' remuneration for 2006;

Agenda 9 To consider and approve the issuance and offering of warrants of 10,138,500 units to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant V);

Agenda 10 To consider and approve the allocation of 10,138,500 new ordinary shares, at par value of Baht 1 each in order to reserve for the exercise of warrants under the ESOP Grant V;

Agenda 11 To consider and approve the allocation of warrants to directors and employees who are eligible for the warrants exceeding 5 percent of the ESOP Grant V as follows:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	538,500	5.31
2. Mrs. Suvimol Kaewkoon	538,500	5.31
3. Mr. Vikrom Sripratak	538,500	5.31

Agenda 12 To consider and approve the allotment of 615,800 additional ordinary shares, at par value of Baht 1 each, reserved for exercising the right in pursuance with the ESOP warrants Grant 1, 2, 3, and 4 due to the entering into terms and conditions of the Prospectus.

Agenda 13 To consider other matters (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2006 from April 4, 2006 at 12.00 noon until the Annual General Meeting of Shareholder for 2006 is adjourned.

Attachment 1

(Translation)

Advanced Info Service Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan - ESOP) Grant V

1. Objectives and necessities of offering securities to directors and employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants to be issued and offered in 2002 is 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 Percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 is 8,467,200 units, implying that 8,467,200ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.29 Percent of the total paid-up capital of the Company.

Grant III: The amount of warrants to be issued and offered in 2004 is 8,999,500 units, implying that 8,999,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.31 Percent of the total paid-up capital of the Company.

Grant IV: The amount of warrants to be issued and offered in 2005 is 9,794,800 units, implying that 9,794,800 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.33 Percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in this year 2006 is 10,138,500 units, implying that 10,138,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.34 Percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III, IV and V are equivalent to 1.75 Percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant V as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in this Year

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as "**warrant**")
Total Number of Warrants to be Offered	10,138,500 units
Offering Price per Unit	Baht 0 (zero Baht)

Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	5 years from the issue and offer date.
Reserved Shares	10,138,500 shares (at the par value of Baht 1), or 0.34 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting 2006.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants.
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year	Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next of exercise right.
Second Year	Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of right.
Third Year	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of right.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares — -None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month, **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such

director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	=	2,952,592,964 shares (at a par value of Baht 1 each)
Number of all shares from warrant exercise	=	10,138,500 shares (at a par value of Baht 1 each)
Total number of shares after exercise of right	=	2,962,731,464 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after	=	99.66 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 2,952,592,964 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees = 10,138,500 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.34 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant to Be Issued and Offered

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Somprasong Boonyachai Director and Chairman of the Executive Committee - Wireless Communications	538,500	5.31
2. Mrs.Suwimol Kaewkoon Chief Customer Champion & Terminal Business Officer and Director of Subsidiaries	591,400	5.83
3. Mr. Vikrom Sriprataks Chief Technology Officer and Director of Subsidiaries	547,600	5.40
4. Mrs. Arpattra Sringkarrinkul Executive Vice President - Solutions Director of Subsidiary	385,500	3.80
5. Mr. Pong-Amorn Nimpoonsawat Chief Finance Officer and Director of Subsidiaries	127,000	1.25

Note: The amount of warrants to be issued and offered will be 10,138,500 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. **Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors or Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001**

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. **List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants**

<table>
<tr><th>Name</th><th>Position</th><th>Number of Allocated Warrants (Units)</th><th>Percent of Total Allocated Warrants</th></tr>
<tr><td>7.1 Mr. Somprasong Boonyachai</td><td>Director and Chairman of the Executive Committee - Wireless Communications</td><td>538,500</td><td>5.31</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Advanced Info Service Public Company Limited</u>
No. of meetings 6 times Attending 6 times Not attending - times</td></tr>
<tr><td>7.2 Mrs.Suwimol Kaewkoon</td><td>Chief Customer Champion & Terminal Business Officer and Director of Subsidiaries</td><td>591,400</td><td>5.83</td></tr>
<tr><td>7.3 Mr. Vikrom Sripratak</td><td>Chief Technology Officer and Director of Subsidiaries</td><td>547,600</td><td>5.40</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Digital Phone Company Limited</u>
No. of meetings 4 times Attending 4 times Not attending - times</td></tr>
</table>

The total amount of warrants to be issued and offered will be 10,138,500 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.3 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Overview

Subscriber base grew 8.07%

As at the end of year 2005, the Company and its subsidiaries ("The Group") had the total of 16,408,900 mobile phone subscribers, comprising of 1,999,700 GSM advance and GSM 1800 subscribers and 14,409,200 One-2-Call! subscribers. This represented an increase of 1,224,900 subscribers or 8.07% from the total of 15,184,000 subscribers as at year-end 2004.

During this year, the Group expanded to new businesses as follow:

- Buddy Broadband: a home entertainment services using ADSL technology to deliver simultaneously broadband TV and high-speed internet through telephone landlines. The services include free TV, movie on demand, music video, news, documentary, and entertainment from various content partners.
- MPay: a mobile electronic payment system that enables customers to conveniently make secured payment through mobile devices for their daily-life transactions such as good and services, utilities bill payment, online shopping, and etc.

In 2005, the Group recorded total revenues of Baht 92,517 million, a decline of 4.1% y-o-y, caused by price competitions during 2Q05 and pressured consumer spending following to the rapid surge in oil price.

Net profit was Baht 18,909 million, decreased by 6.7% y-o-y due to lower service revenue, higher amortization cost, and cost of new service "Buddy Broadband". Moreover, concession fee of postpaid service (GSM Advance) increased from a total of 25% of revenues to 30% since October, according to AIS concession contract. On the other hand, the Group had a better control of SG&A expenses, of which reduced by 8.7% y-o-y, attributable to stringent cost control measures, decrease allowance for doubtful account, and lower marketing expenses.

The Group recorded a lower corporate income tax due to tax reclaim after it changed the timing of revenue recognition of cash card sales from previously the point of sales to when customers activate the cards.

Total Revenue

Service revenues and equipment sales have been our primary source of revenues, which include revenues from mobile telecommunication business, data network communication services (Datakit Virtual Circuit Switch), and the provision of call centre services.

Revenues classified by nature of activities

	2005		2004	
	Million Baht	%	Million Baht	%
Revenues from services and equipment rentals				
Mobile phone	79,976	86.4	83,912	87.0
Data Communications	553	0.6	477	0.5
Call Centre	5	0.0	6	0.0
Total	80,534	87.0	84,395	87.5
Sale revenues				
Handsets	11,979	12.9	12,032	12.5
Data Communications	4	0.1	10	0.0
Total	11,983	13.0	15,742	12.5
Grand Total	92,517	100.0	96,437	100.0

- Revenue from services and equipment rentals

Intense competitions in the telecom market caused a contraction of service revenue

Revenues from mobile phone services decreased by 4.6% y-o-y from Baht 84,395 million in 2004 to Baht 80,534 million in 2005. As a result of intense competition in the telecommunication market, tariffs of mobile phone service fell considerably. This had pushed down average revenue per user (ARPU) of GSM advance, One-2-Call! and GSM 1800 in 2005 to Baht 1,127, Baht 315 and Baht 973, respectively.

Breakdown of subscribers and Average Revenue Per User (ARPU)

	New subscriber additions			Consolidated Subscribers			ARPU (Baht/month)		
	GSM Advance	One-2-Call!	GSM 1800	GSM Advance	One-2-Call!	GSM 1800	GSM Advance	One-2-Call!	GSM 1800
2004	32,100	1,939,900	(27,200)	1,947,900	13,063,700	172,400	1,233	359	1,104
2005	(84,600)	1,345,500	(36,000)	1,863,300	14,409,200	136,400	1,127	315	973

Subscriber growth had been slow due to pressures from the sharp increase in fuel prices since beginning of the year. The subscriber base growth of 1.2 million subscribers was not enough to compensate for the fall in service tariffs.

- Revenue from sales

Lower average selling price made sales flat

In 2005, handset sales were Baht 11,979 million, a slight decline of 0.4% from Baht 12,032 million in 2004. The decrease in handset revenues was driven by higher sales volumes but at lower selling price per unit, affected by competitions in handset market.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 2005 The Group incurred Baht 54,198 million of total cost, rising by 2.3% from Baht 52,995 million in 2004.

- Cost of services and equipment rentals

Amortization and new broadband service pushed up costs

Cost of services and equipment rentals was Baht 24,205 million in 2005 which rose by 8.0% from Baht 22,415 million in 2004. The increment was due to higher network amortization resulting from continued expansion of mobile service network. Moreover, a new business "Buddy Broadband" incurred related service costs.

- Concession fee and excise tax

The concession fee and excise tax declined from Baht 19,970 million in 2004 or down 3.8% to Baht 19,215 million in 2005 due to lower revenues from mobile services. However, the concession fee for postpaid revenue increased from 25% to 30% started since October 2005.

Gross profit margin calculated from service and equipment rental revenues stood at 46.1% in 2005 and 49.8% in 2004.

- Cost of Sales

In 2005, cost of sales accounted for Baht 10,778 million, an increase of Baht 167 million, from Baht 10,611 million in 2004.

Gross profit margin calculated from sales revenues was 10.1% in 2005, a decrease from 11.9% in 2004. The lower margin was due to continued strong competition in the handset distribution market.

Selling and Administrative expenses

SG&A decreased mainly from lower marketing spending

The Group showed a lower selling and administrative expenses from Baht 11,027 million in 2004 down to Baht 10,067 million in 2005 or decreased by 8.7% y-o-y. The decline in SG&A of year 2005 was principally resulted from:

1. In 2005, marketing expense decreased by Baht 824 million or 23.5% as a part of our cost control measures. This represented 2.9% of total revenue.
2. A decrease of Baht 252 million in bad debt and allowance for doubtful account due mainly to the Group's efforts in strengthening collection performance in the period before.
3. In 2004, we had donation Baht 120 million for helping Tsunami's victims.

Interest expenses

The Group showed interest expense of Baht 1,529 million, a decrease of Baht 600 million from Baht 2,129 million in 2004, resulting from debenture redemption of Baht 4,000 million.

Income Tax

Lower income tax for YE05 resulted from tax reclaim from cash card sales

In 2005 the income tax expense considerably decreased to Baht 8,435 million from Baht 10,601 million in 2004 as a result of tax reclaim from cash card business. The timing of its cash card revenue recognition was changed from the point of sales to when the customers activate the cards since the third quarter of 2005.

Net Profit

The Group's net profit was Baht 18,909 million in 2005, a fall from Baht 20,258 million in 2004 (6.7%) as the reasons mentioned above.

Financial Position

1. Assets

Total Asset decreased by 1.8% from YE04

As of year-end 2005 our total assets amounted to Baht 119,014 million, a 1.8% lower from Baht 121,168 million as of year-end 2004. Current assets accounted for 17.1% of total asset while non-current assets stood at 82.9%. Details of major items therein are as follows:

- Cash & cash equivalents

Cash and cash equivalents outstanding as of year-end 2005 were Baht 11,456 million increased by Baht 2,007 million or 21.2% from Baht 9,449 million as of year-end 2004. The Company generates Baht 33,591 million net cash flow from operating activities compared to Baht 38,932 million in 2004 due to Baht 4,690 million restricted cash in bank deposit in compliance to the notification of Bank of Thailand which requires cash reserve for the Group's cash card business. Net cash outflow from investing activities was stepped up due to higher network investment. Net cash flow from financing activities was lower despite higher dividend payment. This was because of lower amount of debt repayment and having cash receipt from minority interest from additional shares in a subsidiary Baht 315 million. An ending balance of Cash and Cash equivalent as of year-end 2005 must be deducted by Baht 4,690 million of restricted bank deposit for comparison with cash flow statement.

- Trade account receivables - net

Net trade account receivables totalled Baht 4,526 million as of year-end 2005, declined by 21.4% from Baht 5,761 million as of year-end 2004. The improvement in trade account receivables turnover from 14.49 times in 2004 to 15.60 times in 2005 also implied an effective collection system.

- Inventories - net

As of year-end 2005, inventory level was Baht 1,156 million, increased from Baht 1,037 million in 2004. Inventory turnover was 10.28 times at year-end 2004 but fell to 9.83 times at year-end 2005. This was due to higher efficiency of inventory control policy for dynamic handset market.

- Other current assets

As of year-end 2005, other current assets stood at Baht 2,714 million, increased by Baht 333 million from year-end 2004's level of Baht 2,382 million. The main balance item came from account receivable-cash card and prepaid expense amounting Baht 1,266 million and Baht 887 million, respectively.

- Property and equipment, net (incl. Computer software)

Our property and equipment – net for year-end 2005 equalled to Baht 9,700 million decreased by Baht 1,918 million from year-end 2004's level of Baht 11,618 million as new investments were less than depreciation and amortisation.

We undertake our asset assessments and review any possibility of asset value impairment every year in order to properly adjust the relevant book value. The effort is aimed to make our balance sheet reflect, as closely as possible, the true economic value of those assets.

- Assets under concession agreements, net

Investment costs of the cellular network are the main items under the concession agreements. As of year-end 2005, the net assets under the concession agreements totalled Baht 75,843 million, a slight increase from Baht 75,658 million recorded as of year-end 2004.

2. Liabilities

As of year-end 2005, the total liabilities were Baht 47,933 million, decreased from Baht 53,080 million in 2004. Total liabilities comprised of 76.4% current liabilities and 23.6% non-current liabilities. The incremental proportion of current liabilities to total liability was due to a large amount of current portion of long term debenture on schedule. Details of major items therein are as follows:

- Trade account payables

As of year-end 2005, trade account payables were Baht 4,520 million, continuously declining compared to Baht 4,790 million in 2004. Turnover in trade account payables increased from 6.29 times in 2004 to 7.51 in 2005.

- Accrued concession fees, concession rights payable and accrued excise taxes

Concession rights are paid for operational rights granted to one of our subsidiaries under the digital GSM 1800 concession agreement. As of year-end 2005, concession rights payable and accrued interest payable to Total Access Communication (Public) Ltd (TAC) amounted to Baht 4,739 million, a certain part of which was accrued in 2002 and 2003. It should be noted that the matter remains inconclusive. We have negotiated for a payment reduction; however, in 2003, TAC took the matter to arbitration and our subsidiary filed for an appeal.

Concession fees, concession rights payable and accrued excise taxes increased from Baht 7,017 million in 2004 to Baht 7,354 million in 2005 or up by Baht 337 million. From October 2005 onward, concession fee on post-paid revenue sharing to TOT changed from 25% to 30% and keep this rate for the next 5 year.

- Debentures and Loans

Debentures and loans are composed of long-term debentures, and financial leases. As of year-end 2005, these items were Baht 25,451 million, decreasing from Baht 29,521 million in 2004. During the year, we settled Baht 4,000 million of long-term debenture and Baht 103 million of financial lease obligations,and engaged in a new financial lease arrangement worth Baht 8 million.

As of year-end 2005, we recorded the current portions of Baht 14,241 million and the long-term portion of Baht 11,210 million.

- Other current liabilities

Other current liabilities decreased from Baht 11,213 million in 2004 to Baht 10,415 million in 2005 which consisted of Baht 3,315 million advanced payments received from cash cards, Baht 2,992 million accrued tax liabilities, and Baht 2,198 million unearned income from scratch card.

3. Shareholders' equity

Shareholders' equity rose by 4.4% from net operating results

On a consolidated basis, shareholder's equity improved to Baht 71,081 million in 2005 compared to Baht 68,087 million in 2004 from net operating results. The paid-up capital was Baht 2,951 million, and premiums on share capital were Baht 20,730 million. An increase in capital base was due to the issuance of new common stocks worth Baht 265 million to provide shares for exercise of outstanding warrants (under employee stock option program). Payments made in advance for another newly issued shares amounted to Baht 25 million.

A Baht 18,909 million net profit for the year contributed largely to retained earnings of Baht 45,817 million (excluded legal reserve and capital reserve for treasury stock).

During the year we made Baht 16,492 million in cash dividends for twice a year, at a dividend ratio of Baht 2.60 and Baht 3.00 per share.

During the year, various credit rating agencies had conducted credit reviews of our entity and subsidiaries. They were:

1. Standard & Poor's Rating Services rated our local and foreign currency at A-, raised from BBB+ in 2004.
2. TRIS Rating Agency rated our company and our unsecured debentures at AA, the same level as in 2004 and 2003.

4. Capital Structure Analysis

The debt to equity ratio improved from 0.78:1 in 2004 to 0.67:1 in 2005. This was a result of continual decline in total liabilities from debenture/loan repayments. It should be noted that it is our policy to maintain the debt to equity ratio of both our entity and our subsidiaries at a level not exceeding 2:1.

5. Liquidity Analysis

At year-end 2005, consolidated net cash flow from operating activities was Baht 33,591 million decreased by Baht 5,341 million from the previous year. This was mainly due to Baht 4,690 million restricted cash in bank deposit in compliance to the notification of Bank of Thailand which requires cash reserve for the Group's cash card business. Consolidated cash outlays relating to investment activities rose from Baht 13,107 million in 2004 to Baht 16,263 million in 2005. Net cash flow from financing activities was negative at Baht 20,024 million compared to Baht 25,008 million in 2004, reflecting the use of funds for dividend payments, and debenture redemptions, the source of fund came from share capital increased and cash receipt from additional share in a subsidiary from minorities. Thus, as at year-end 2005, cash and cash equivalent showed net increase of Baht 2,007 million.

Current ratio decreased from 0.69:1 in 2004 to 0.56:1 in 2005. Operating cash flow to current liability ratio reflected from 1.42:1 in 2004 to 0.92:1 in 2005. The collection period stood at from 25 days in 2004 to 23 days in 2005. The day sales period was expanded from 35 days in 2004 to 37 days in 2005. The payment period declined from 57 days in 2004 to 48 days in 2005.

6. Solvency Analysis

In terms of the ability to meet our long-term debt obligations, our solvency depends on both its level of future cash flows and the level of debts. The interest coverage ratio grew up from to 25.75 in 2004 to 34.78 in 2005, as a result of sustaining net cash flow from operations at the high level as well as trimming down in interest payment owing to repayment in debentures.